UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41688

STRONG GLOBAL ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

108 Gateway Blvd, Suite 204

Mooresville, NC 28117

(704) 471-6784

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Voting Shares, without par value
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

*On September 30, 2024, Strong Global Entertainment, Inc. (the “Company”), Fundamental Global Holdings BC ULC, an unlimited liability company existing under the laws of the Province of British Columbia and majority owner of the Company (“FG BC”), and 1483530 B.C. Ltd., a newly formed subsidiary of FG BC, completed an arrangement transaction pursuant to the terms of the Arrangement Agreement, dated May 30, 2024 (the “Arrangement Agreement”), by and among such parties. In connection with the Arrangement Agreement, shares of Class A Common Voting shares of the Company were deemed to be transferred by the holders thereof to FG BC in exchange for the arrangement consideration consisting of shares of the common stock of Fundamental Global Inc., the indirect sole owner of FG BC, at which time the Company’s equity securities ceased to be publicly traded.

Pursuant to the requirements of the Securities Exchange Act of 1934, Strong Global Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 11, 2024	By:	/s/ Todd R. Major
Todd R. Major
Chief Financial Officer